UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Unlocked Reality Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
October 5, 2020

Physical address of issuer
5655 Silver Creek Valley Road, #689, San Jose, CA 95138

Website of issuer
https://unlockedreality.com/

Current number of employees
0

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$880.50	$814.00
Cash & Cash Equivalents	$880.50	$814.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$36,000.00	$25,000.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$236,518.16	$123,946.00
Taxes Paid	$1,699.50	$23,000.85
Net Income	-$236,516.12	-$124,309.00

April 28, 2023

FORM C-AR

Unlocked Reality Inc.



       This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Unlocked Reality Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://unlockedreality.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 28, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Unlocked Reality Inc. (the "Company") is a Delaware Corporation, formed on October 5, 2020.

The Company is located at 5655 Silver Creek Valley Road, #689, San Jose, CA 95138.

The Company's website is https://unlockedreality.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Unlocked Reality is a virtual reality hardware accessories company. We are focused on solving problems to bring virtual and physical experiences closer together. We believe we must continue to be innovative in order to sustain and grow our business.

RISK FACTORS

Risks Related to the Company's Business and Industry

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Any valuation at this stage is difficult to assess.

Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

We are highly dependent on the services of our founder.

Our future business and results of operations depend in significant part upon the continued contributions of our CEO and founder. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the board of directors or executive officers could harm the Company's business, financial condition, cash flow and results of operations.

Start-up investing is risky.

Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the Company either lists their shares on an exchange, is acquired, or goes bankrupt.

Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company.
Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Our ability to succeed depends on how successful we will be in our fundraising effort.
We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long-term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

You may only receive limited disclosure.
While the Company must disclose certain information, since the Company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Lack of professional guidance.
Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the Company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Third parties might infringe upon our technology.
We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering.

Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management.

It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Unlocked Reality is a virtual reality hardware accessories company. We are focused on solving problems to bring virtual and physical experiences closer together. We believe we must continue to innovative in order to sustain and grow our business.

Business Plan

Unlocked Reality is a Virtual Reality hardware accessories Company. Our long-term vision is to create a family of products that will be the standard for fully immersive VR. We are currently starting with VR locomotion as we believe it is the most under-served critical issue to boost immersion for VR experiences. To solve this, we are using our patent-pending method of dynamically reducing friction, users are able to move naturally and untethered while the system keeps them in one place. Building hardware accessories that the average consumer can purchase and that can give enterprises the fidelity to solve problems with is the direction we are headed. While we serve this area of immersion, we plan to grow our family of products to meet other needs. With things like the Metaverse and spatial computing on the horizon, we are building technology to push immersive technologies to the next level.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
A family of hardware products to be the standard for fully immersive technologies.	Tools so more people can have more meaningful experiences in the physically and digitally.	Healthcare, fitness, and immersive technology enthusiasts

We are creating a family of products to be the standard for immersive technologies, tools so more people can have more meaningful experiences in the physically and digitally. We are building the building blocks for experiences with Web 3.0. We are constantly researching and developing to create products, which we think might appeal to our customers.

The Company plans to sell directly to consumers and enterprises.

Competition

The Company's primary competitors are Infinadeck, Cyberith Virtualizer, Kat VR-Kat Walk C, Virtuix-Omni One .

Currently, in the VR space, you have no control over your movement. Although there have been attempts to give people mobility via treadmills, slide mills, and trackers, they have all fallen short of capturing true movement. Unlocked Reality is focused on providing users the ability to free the body to follow where the mind wanders. We believe our patent-pending method of dynamically reducing friction is unlike any other existing VR platform.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are primarily in the consumer and enterprise space. People who care about enriching their lives with virtual experiences.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Akash Bellippady	Unlocked Reality Inc.	Unlimited rights over usage of Patent Pending non-provisional patent application: "System and Method for Counteracting Foot Motion Relative to a Surface" (#63/255,502). Transfer of ownership of previously mentioned patent to Unlocked Reality Inc. upon patent confirmation. Unlimited rights over usage of shape of an eye with keyhole in the center logo (trademark). Transfer of ownership of previously mentioned logo (trademark) upon confirmation.	

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, e-commerce, promotions, quality of services, telecommunications, mobile communications, and media, television, intellectual property ownership, and infringement, tax, anti-corruption, foreign exchange controls, and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health, and safety. The Company is subject to and affected by laws and regulations of U.S. federal, state, and local governmental authorities, as well as to the laws and regulations of international countries and bodies, These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5655 Silver Creek Valley Road, #689, San Jose, CA 95138

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Akash Bellippady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director; CEO: 10/05/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/05/2020- Present Unlocked Reality Inc. CEO 10/11/2019 -10/01/2020 eClinicalWorks Usability Analyst

Education

B.S. in Bioengineering: Cognition & Perception from UC Santa Cruz (2015-2019)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Akash Bellippady

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director; CEO: 10/05/2020- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

10/05/2020- Present Unlocked Reality Inc. CEO 10/11/2019 -10/01/2020 eClinicalWorks Usability Analyst

Education

B.S. in Bioengineering: Cognition & Perception from UC Santa Cruz (2015-2019)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in California, USA.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	10,889,000
Voting Rights	One vote per share.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Securities issued pursuant to Regulation CF	The Securities issued pursuant to dilution if/when the Company issues new shares of Common Stock.
Difference between this security and the Securities being issued pursuant to Regulation CF	The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws for all Securities issued Pursuant to Regulation CF.

Type of security	CF Common Stock
Amount outstanding	352,508
Voting Rights	Yes- a record owner will cast the vote for the investor.
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between this security and the Securities being issued pursuant to Regulation CF	These are the same securities.

Type of security	Stock Options
Amount outstanding	745,750
Voting Rights	Upon exercise
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issues pursuant to Regulation CF will be subject to dilution when the Stock Options are exercised.
Difference between this security and the Securities being issued pursuant to Regulation CF	The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws for all Securities issued Pursuant to

	Regulation CF.

Type of security	SAFEs
Amount outstanding	$166,667
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The Securities issues pursuant to Regulation CF will be subject to dilution when the SAFEs convert into equity securities.
Difference between this security and the Securities being issued pursuant to Regulation CF	The Company has granted a perpetual waiver of the transfer restrictions listed in the Bylaws for all Securities issued Pursuant to Regulation CF.

The Company has the following debt outstanding:

Type of debt	Promissory Notes
Name of creditor	Akash Bellippady
Amount outstanding	$10,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2026
Other material terms	Founder promissory note #1: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Type of debt	Promissory Notes
Name of creditor	Akash Bellippady
Amount outstanding	$8,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	November 1, 2026
Other material terms	Founder promissory note #2: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Type of debt	Promissory Notes
Name of creditor	Akash Bellippady
Amount outstanding	$18,000.00
Interest rate and payment schedule	2.8%
Amortization schedule	
Describe any collateral or security	
Maturity date	October 1, 2027
Other material terms	Founder promissory note #3: Simple interest shall accrue from the date of this note on the unpaid principal amount at a rate equal to two and eight hundredths of a percent (2.8%) per annum. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

The total amount of outstanding debt of the company is $36,000.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Salaries, research, development, and legal filings	October 1, 2021	Section 4(a) (2)
SAFE (Simple Agreement for Future Equity)	1	$50,000.00	Salaries, research, development, and legal filings	October 1, 2021	Section 4(a) (2)
CF Common Stock	352,508	$211,504.80	Intermediary fees, employees, research and development, marketing, admin and legal	December 20, 2021	Regulation CF

Ownership

A majority of the Company is owned by Akash Bellippady.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Akash Bellippady.	66.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2021)

Total Income	Taxable Income	Total Tax
$0.00	-$128,981.00	$23,000.85

Operations

Unlocked Reality Inc. is a startup business formed on October 5, 2020 and is at a pre- revenue stage. Our most recent equity crowdfunding was completed April, 2022. Following the Offering, we intend to raise capital again when we make significant progress or have a more enhanced offering. We are currently focusing on R&D and are planning on launching a product soon. We are not certain when or if we will generate profits in the future, and intend to devote our resources to research and development of our main offering and some other offerings that fit within our ethos in the near future. With capital raised, the Company plans to pay for expertise, marketing, legal, and research & development. The Company believes these activities will result in the traction needed to court future funding.

The Company intends to achieve profitability in the next 12 months by launching product offerings within the company's ethos. At least one product offering is planned to be launched within this time frame.

Liquidity and Capital Resources

On December 20, 2021, the Company conducted an offering pursuant to Regulation CF and raised $211,504.80.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Vidyadhara Bellippady
Relationship to the Company	Father of the CEO
Total amount of money involved	$100,000.00
Benefits or compensation received by related person	N/A
Benefits or compensation received by Company	Capital
Description of the transaction	SAFE

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Akash Bellippady
(Signature)

Akash Bellippady
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Akash Bellippady
(Signature)

Akash Bellippady
(Name)

CEO
(Title)

4/28/23
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Unlocked Reality Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2020 & 2021



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Unlocked Reality Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 19, 2022
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2021	**2020**
ASSETS		
Current Assets		
Cash and Cash Equivalents	814	9,757
Total Current Assets	814	9,757
TOTAL ASSETS	814	9,757
LIABILITIES AND EQUITY		
Liabilities		
Long-term Liabilities		
Notes Payable - Related Party	25,000	10,000
Accrued Interest	366	-
Future Equity Obligations – Related Party	100,000	-
Total Long-Term Liabilities	125,366	10,000
TOTAL LIABILITIES	125,366	10,000
EQUITY		
Additional Paid in Capital	80	80
Accumulated Deficit	(124,632)	(323)
Total Equity	(124,552)	(243)
TOTAL LIABILITIES AND EQUITY	814	9,757

Statement of Operations

	Year Ended December 31,	
	2021	**2020**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
Advertising and Marketing	870	-
General and Administrative	123,076	323
Total Operating Expenses	123,946	323
Operating Income (loss)	(123,946)	(323)
Other Expenses		
Interest Expense	366	-
Total Other Expenses	366	-
Other Income		
Interest Income	3	-
Total Other Income	3	-
Provision for Income Tax	-	-
Net Income (loss)	(124,309)	(323)

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(124,309)	(323)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	366	-
Net Cash provided by (used in) Operating Activities	(123,943)	(323)
FINANCING ACTIVITIES		
Future Equity Obligations - Related Party	100,000	-
Debt Issuances - Related Party	15,000	10,000
Additional Paid-in Capital	-	80
Net Cash provided by (used in) Financing Activities	115,000	10,080
Cash at the beginning of period	9,757	-
Net Cash increase (decrease) for period	(8,943)	9,757
Cash at end of period	814	9,757

Statement of Changes in Shareholder Equity

	Common Stock		APIC	Accumulated Deficit	Total Shareholder Equity
	# of Shares Amount	$ Amount			
Beginning Balance at 10/5/2020	-	-	-	-	-
Issuance of Common Stock	8,000,000	80	-	-	80
Additional Paid in Capital	-	-	-	-	-
Net Income (Loss)	-	-	-	(323)	(323)
Ending Balance 12/31/2020	8,000,000	80	-	(323)	(243)
Net Income (Loss)	-	-	-	(124,309)	(124,309)
Ending Balance 12/31/2021	8,000,000	80	-	(124,632)	(124,552)

Unlocked Reality Inc.
Notes to the Unaudited Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Unlocked Reality Inc. ("the Company") was incorporated in Delaware on October 5th, 2020. The Company plans to earn revenue selling hardware products to enterprise clients and consumers related to virtual reality and virtual reality accessories, more specifically the product being an omnidirectional treadmill that allows for natural movement through the use of machine learning and dynamically changing friction. The Company's headquarters is in San Jose, California. The Company's customers will be located in the United States and worldwide.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 and 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, October 5, 2020	-	-
Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Total options outstanding, December 31, 2020	-	-
Granted	1,110,000	$0.60
Exercised	-	-
Expired/cancelled	(222,000)	$0.60
Total options outstanding, December 31, 2021	888,000	$0.60
Options exercisable, December 31, 2021	-	$0.60

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2020		
Granted		-
Vested		-
Forfeited		-
Nonvested options, December 31, 2020	-	-
Granted	1,110,000	-
Vested	-	-
Forfeited	(222,000)	-
Nonvested options, December 31, 2021	888,000	-

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and California. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into loan agreements with the founder during 2020 and 2021. The loans accrue interest of 2.8% and are due in 2025 and 2026. The balance of the loans was $25,000 as of December 31st, 2021. See Note 7 – Subsequent Events for details of additional amount loaned by the founder.

Simple Agreements for Future Equity (SAFE) - During the period ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with the father of the founder. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event and do not contain a discount. The agreements contain the Most Favored Nation (MFN) clause which entitles the investor to receive the same terms of any subsequent investment agreement if the subsequent terms are more favorable.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

See Note 3 – Related Party Transactions and Note 7 – Subsequent Events for details of loans from the founder and SAFE agreements entered into with the father of the founder.

Debt Summary

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2021				For the Year Ended December 2020			
				Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Accrued Interest
Notes Payable - Related Party	10,000	2.8%	2025	-	10,000	10,000	280	-	10,000	10,000	-
Notes Payable - Related Party	8,000	2.8%	2026	-	8,000	8,000	37	-	8,000	-	-
Notes Payable - Related Party	7,000	2.8%	2026	-	7,000	7,000	49	-	7,000	-	-
Total				**-**	**25,000**	**25,000**	**366**	**-**	**25,000**	**10,000**	**-**

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	-
2023	-
2024	-
2025	$10,000
2026	$15,000
Thereafter	-

* The SAFEs mature during a change of control or qualified financing event which can occur in any year.

NOTE 6 – EQUITY

The Company has authorized 20,000,000 common shares with a par value of $0.0001 per share. 8,000,000 shares were issued and outstanding as of December 31st, 2021.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

The Company had authorized 8,000,000 preferred shares with a par value of $0.0001 per share. There were no preferred shares issued and outstanding as of December 31st, 2021. See Note 7 – Subsequent Events for details of changes in equity structure and the outcome of the preferred stock.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 19, 2022, the date these financial statements were available to be issued.

The Company amended its articles of incorporation to reduce the amount of authorized shares to 12,000,000 common shares with a par value of $0.00001 per share. The Company issued an additional 1,931,455 common shares. The amendment also eliminated all preferred stock resulting in the Company only having one class of common shares.

The founder loaned the company an additional $11,000. The loan accrues interest at 2.8% and is due in 2027.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Unlocked Reality Inc.

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Mercury Checking (4145) - 2	435.65
Mercury Checking (7854) - 2	437.66
Mercury Savings (9503) - 2	7.19
Technology Credit	0.00
Total Bank Accounts	**$880.50**
Total Current Assets	**$880.50**
TOTAL ASSETS	**$880.50**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Brex Credit Card	-1,675.39
Brex Rewards	1,417.45
Total Credit Cards	**$ -257.94**
Other Current Liabilities	
Due to shareholder	25,000.00
Total Other Current Liabilities	**$25,000.00**
Total Current Liabilities	**$24,742.06**
Total Liabilities	**$24,742.06**
Equity	
Common stock	80.00
Outside Investment	225,841.05
Retained Earnings	-24,266.49
Share holders Contribution	11,000.00
Net Income	-236,516.12
Total Equity	**$ -23,861.56**
TOTAL LIABILITIES AND EQUITY	**$880.50**

Unlocked Reality Inc.

Profit and Loss

January - December 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Advertising & marketing	5,970.36
Social media	954.18
Total Advertising & marketing	**6,924.54**
Ask My Accountant	200.00
Dues & subscriptions	616.46
Employee benefits	0.00
Workers' compensation insurance	100.12
Total Employee benefits	**100.12**
Legal & accounting services	9,647.00
Office expenses	914.13
Office supplies	4,121.64
Shipping & postage	213.57
Small tools & equipment	1,301.63
Software & apps	4,256.00
Total Office expenses	**10,806.97**
OnPay Inc Monthly Fee	392.00
Outside Service Contractors	197,828.53
Payroll expenses	0.00
Salaries & wages	6,681.08
Total Payroll expenses	**6,681.08**
State Tax	1,621.96
Taxes paid	0.00
Payroll taxes	1,699.50
Total Taxes paid	**1,699.50**
Total Expenses	**$236,518.16**
NET OPERATING INCOME	**$ -236,518.16**
Other Income	
Interest earned	2.04
Total Other Income	**$2.04**
NET OTHER INCOME	**$2.04**
NET INCOME	**$ -236,516.12**

Unlocked Reality Inc.

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-236,516.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Brex Credit Card	-1,675.39
Brex Rewards	1,417.45
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-257.94**
Net cash provided by operating activities	**$ -236,774.06**
FINANCING ACTIVITIES	
Outside Investment	225,841.05
Share holders Contribution	11,000.00
Net cash provided by financing activities	**$236,841.05**
NET CASH INCREASE FOR PERIOD	**$66.99**
Cash at beginning of period	813.51
CASH AT END OF PERIOD	**$880.50**